CGX

ConsolidatedGraphics



Strong & Growing

2002 Annual Report

CONSOLIDATED GRAPHICS®

PRINTING FOR THE USA

A Tribute

The terrorist attacks on our nation re-ignited America's patriotic spirit, reflected in many of the communication pieces our companies printed across the country. We honor the victims and heroes of the tragedy and their families.




NORTH LIBERTY
THE FIREMAN'S PARADE HAT


2001


red white & true blue


20th CENTURY AMERICAN HEROES


FREEDOM FLAG
AT&T Broadband




Ashworth.


STATESMANSHIP AND SOLDIERSHIP IN WWII
1778
1943
AMERICANS
will always fight for liberty
SEPTEMBER 9-13, 2001
Hillsdale
HILLSDALE, MICHIGAN
STEPHEN E. AMBROSE


WHY PRAY
FOR THE
NATION?
THE IMPACT
OF PERSONAL PRAYER
ON AMERICA

Table of Contents

Consolidated Graphics® is one of America's leading providers of commercial printing services. We have forged a coast-to-coast presence of 66 printing companies in 25 states. We have the largest sheet-fed and half-web printing capacity in the country, enabling production of high-quality, customized printed materials, such as product and capability brochures, marketing and direct mail pieces and annual reports. Our customers total more than 13,000 and range from small graphic design firms to the world's most recognized corporations.

Company Profile

Consolidated Graphics® offers the complete spectrum of traditional printing services, fulfillment and mailing, along with today's most advanced digital and Internet-based print procurement solutions through CGXmedia. Our companies combine personalized, local service with the benefits of a strong national organization—purchasing power, management and technical support and financial resources—to achieve our goal of generating industry-leading profits and growth.

CGX NYSE

Consolidated Graphics® is listed on the New York Stock Exchange under the symbol CGX.

For more information, visit our Web sites at www.consolidatedgraphics.com and www.cgxmedia.com



A National Presence

With locations in almost every major metropolitan area of the country, Consolidated Graphics has the flexibility to serve customers of every size, especially large corporations requiring printing in multiple sites. We have more than twice the number of facilities as our nearest competitor.



Financial Strength

A strong balance sheet and ample cash flow enable us to make selective acquisitions of well-managed printing companies. Our size and financial strength also allow us to secure preferred prices for equipment and materials, a major competitive edge.

An Array of Services

Our growing portfolio of services reflects our commitment to keep pace with the needs of our customers. We've invested in computer-to-plate technology, for example, to reduce costs, shorten turnaround time and improve product quality. Using the latest digital technology, CGXmedia offers on-line ordering, proofing and tracking of print orders, and private digital asset libraries. We evolve with our customers.




PITTSBURGH
PHOENIX
LONG BEACH
SACRAMENTO
SAN DIEGO
DENVER

An Emphasis on Local Leadership

The presidents of our 66 companies are tremendous assets. They are in charge of their company's day-to-day operations and performance. We offer operational, technical and financial support to augment their leadership role.



Leadership Development

A successful enterprise prepares managers for future leadership. Since 1991, graduates of our Leadership Development Program have gone on to numerous sales and upper management positions in our company, including eight as company presidents. This program is unique to the industry and a key competitive advantage.



2002 ANNUAL REPORT

Financial Highlights

(In thousands, except per share data)

March 31	2002	2001*	2000
For the year			
Sales	**$643,948**	$683,396	$624,895
Operating income	**42,944**	64,573	77,606
Net income	**16,680**	26,228	38,479
Diluted earnings per share	**1.25**	1.99	2.51
Operating cash flow	**69,756**	68,118	68,319
EBITDA	**84,256**	101,531	110,487
At year end			
Working capital	**$ 85,036**	$ 79,488	$ 65,301
Total assets	**676,733**	674,667	680,848
Long-term debt	**213,860**	246,729	261,407
Shareholders' equity	**306,598**	287,534	272,531

*Excludes a special charge of $6,440 ($4,117 net of tax) related to the consolidation of certain facilities and exiting one portion of our business at another location.

Strong Market Performance
June 1994 to March 2002



% Increase
300%
200%
100%
0%
150%
176%
246%
S&P 500 Index
Dow Jones Industrial Average
CGX



Joe R. Davis
Chairman and Chief Executive Officer

Letter To Our Shareholders

You'll notice a lot of red, white and blue in this year's report. Like many American businesses, we're in a patriotic mood these days. Our printing presses have turned out hundreds of posters, brochures and fliers with a flag-waving theme; Americans expressing a deeply felt patriotism since the tragic terrorist attacks. America is strong and will only grow stronger over time.

Consolidated Graphics®, too, is strong and growing stronger—the theme of this report. We faced a challenging economic environment in 2002. Local and national corporations cut back on purchases of advertising and marketing materials, continuing the trend from the prior year. Competitive pressures also continued to rise sharply. As a result, we posted our first decline in sales ever. Still, Consolidated Graphics emerged from the year in a stronger position than when it began. How did we accomplish this?

We responded to the soft market with an aggressive sales approach designed to increase market share, while continuing to vigilantly control costs. We developed new business from national accounts and customers seeking Internet-based solutions. Our customer base climbed to over 13,000, a thousand more than a year ago. Although operating margins and net income declined, we generated the highest operating cash flow in the company's history—$69.8 million.

With this strong cash flow, we made strategic investments in people, equipment and technology while also reducing our total debt outstanding by $31.7 million. We also acquired three more printing companies that expanded our geographic presence and customer service capabilities. Reflecting these accomplishments, our shareholders were rewarded with a 59% increase in our stock price. As shown in the chart at left, Consolidated Graphics stock has outperformed both the Dow Jones Industrial Average and the S&P 500 Index since our initial public offering in 1994.

Growing Stronger

As we await the eventual recovery in the economy, we continue to position Consolidated Graphics for sales and profit growth and industry leadership. We are:

- ***Investing in people.*** Tough times create opportunities for stable organizations to hire experienced professionals from weaker competitors. We initiated a program to grow our sales force by 100 experienced professionals, and we are on pace to accomplish that goal. We also continue to expand our Leadership Development Program, a key element in our long-term growth strategy.
- ***Investing in new equipment.*** We have invested $184 million over the past five years in all areas of our business, including digital prepress equipment, computer-to-plate technology, printing presses and bindery equipment. Most recently, we installed a state-of-the-art Heidelberg M-600 full-web press at our Nashville facility, doubling the web press capacity at that location and providing enhanced service capability to our customers across the country.
- ***Investing in technology.*** Our advanced electronic media services round out our traditional printing services, giving us a substantial edge over the competition. CGXmedia has two primary offerings that have been very well received by customers. COIN (Custom Ordering Interactive Network) is our print ordering and fulfillment system. OPAL® (On-line Private Asset Library) manages valuable digital assets. CGXmedia also offers CD-ROM development and production, conversion of text into e-Book format, electronic journal composition and Web site hosting. Our ongoing investment in these technologies has generated stronger and deeper relationships with our customers and new print sales.
- ***Maintaining a strong balance sheet.*** Our debt-to-total capitalization at March 31, 2002, was 43.3%, down from 48.0% a year ago. We are committed to managing our financial resources in order to capitalize on opportunities as they arise and adapt to market conditions as they change.
- ***Acquiring new companies.*** We actively seek profitable, well-run companies that can benefit from our resources and complement our geographic footprint and customer service capabilities. We're often the buyer of choice for a seller. In the fourth quarter, we completed three excellent acquisitions. The first, American Lithographers, is one of California's top web and sheet-fed printers. With facilities in Sacramento and Hayward (near San Francisco), this company significantly expands our West Coast presence. The second acquisition, Carqueville Graphics, is one of Chicago's oldest and most respected printers. Carqueville strengthens our Midwest presence and provides enhanced, large format printing capability. Third, we acquired the assets of Regent Printing and Imaging of Tulsa, Oklahoma. Regent has now been combined with our existing Tulsa operation, creating a new company named Consolidated Printing Solutions. This new company furnishes both sheet-fed and full-web printing to customers in Oklahoma, Arkansas and Missouri. Continuing our growth by acquisition, we have subsequently acquired S&S Graphics, a premier half-web and sheet-fed printing company in Laurel, Maryland, serving the Baltimore/Washington D.C. metropolitan area.

A Special Salute

I wish to gratefully acknowledge the many contributions of Mr. W. D. Hawkins, Director Emeritus. A founding shareholder, Mr. Hawkins served on the board since our inception and gave invaluable direction, advice and counsel to me through the years. He will be greatly missed.

Looking Forward

Because of uncertain market conditions, Consolidated Graphics can reasonably expect only a modest improvement in its financial performance in the year ahead. However, our focus and actions give us confidence in the strength of our long-term prospects. We are, in fact, strong and growing stronger. We thank our many customers, employees and shareholders for their dedication and support.

Joe R. Davis

Joe R. Davis
Chairman and Chief Executive Officer

STRONG AND GROWING STRONGER





Printing is one of the largest industries in the U.S. with annual sales well in excess of $100 billion. Our segment, commercial printing, comprises a large portion of this market with an estimated $80 billion in annual sales.

Some of our competitors are large, publicly owned companies. The majority, however, are small-to-medium sized privately held firms.

The historically fragmented commercial printing sector is changing. Today's digital age demands investment in the latest equipment and technology. Capital requirements and competitive pressures have forced many in our industry to consider merging locally or selling to a national operation.

Consolidated Graphics® has used its financial strength and management expertise to successfully create the largest nationwide group of locally managed commercial printing companies operating under common ownership. Our size and strength allow us to leverage the diverse capabilities of our 66 companies to outpace the competition. We keep up the momentum with investments in people, equipment and technology. We are identifying and training new leaders for the future. And we're growing our network through new acquisitions.


Strengths at a glance:
• 66 facilities in 25 states
• 13,000 customers
• 4,750 employees
• 570 sales professionals
• 183 associates in the Leadership Development Program
• 310 sheet-fed presses
• 35 web presses
• 3.5 million square feet of printing and fulfillment space



ACROSS THE USA

We serve customers of every size. As we expand our geographic footprint, we're increasingly focused on large corporations that want to optimize their print spending by streamlining the purchasing process and reducing the number of printing providers. As a national company, we offer an unsurpassed ability to expedite ordering, production and delivery of any type of printed material anywhere in the country.


PORTLAND







With operations in 25 states, Consolidated Graphics® covers the country coast-to-coast. Our facilities are linked electronically via a dedicated, high-speed network, enabling secure transfer of digital files among our facilities and customers.



As a result, any customer, large or small, has access to the vast array of services and capabilities we offer anywhere in the country.





AN UNPARALLELED RANGE OF SERVICES



Many companies call themselves "full service," but few can deliver like Consolidated Graphics®. With a national presence, talented people and state-of-the-art technology, we exceed the most demanding customers' expectations.

Our Technology Advantage

Whether business cards, product brochures, annual reports or large-format marketing displays, Consolidated Graphics can service all of the needs of its customers utilizing our technological advantages. Our advantages are two-fold—first, with our range of state-of-the-art prepress, printing and postpress finishing, and second, with our CGXmedia electronic solutions for customers.



Prepress. Computer-to-plate technology is one of the greatest advances of the last decade. This shift to a completely digital environment streamlines workflow, improves quality and speeds production. We are at the forefront of the industry in the adoption of this exciting technology.

Presses. Our press capacity has grown significantly with the purchase of 47 new presses since 1997. Most recently, we installed a new, state-of-the-art Heidelberg M-600 full-web press in our Nashville operation to meet customer demand for larger projects. We have also expanded our digital press capacity to meet the growing market for on-demand printing using variable data technology.

CGXmedia

The commercial printing industry today is no longer just ink on paper. Consolidated Graphics developed CGXmedia in response to growing client demand for innovative technology solutions to their printing needs. Used alone or in conjunction with our traditional printing services, our powerful electronic products save them time and money.


CGXmedia.com
e-Book Publishing

COIN – Custom Ordering Interactive Network

COIN is a fully customizable on-line application that streamlines the print procurement process. With **COIN**, our nationwide printing capabilities are available at our customer's desktop—anytime or anywhere in the world. Typesetting, proofing, and shipping orders are completed with a few clicks of a mouse, while maintaining the integrity of corporate graphic standards and purchasing guidelines.

OPAL® – On-line Private Asset Library

Our clients have countless assets, such as photos, logos and graphics, in electronic form. These assets are expensive to create, so customers need the ability to easily store, access, reuse and share them with vendors, remote office personnel, sales representatives and customers. With **OPAL**, we provide an on-line digital asset management system that organizes our customers' digital assets in a secure application. Files can be quickly found, retrieved and reused with point and click ease. **OPAL** enables customers to improve productivity and enjoy a new world of access and collaboration.

Postpress. We offer an extensive range of finishing services, from custom folding to virtually any form of binding.

Complementary Services. Our customers have the added benefit of using our mailing services, or having their printed products inventoried in our fulfillment centers for later delivery. Specialty services such as electronic publishing, point of purchase display printing, inkjet labeling, custom kit packing, die-cutting and embossing are just more examples of our complete spectrum of capabilities.

OPAL® is a registered service mark of Consolidated Graphics, Inc.

THE HUMAN TOUCH



From our company presidents to our sales and customer service professionals to our craftsmen, our people are the best in the business.

We are a service business supported by manufacturing. Each of our employees strives to tailor solutions at every step in the process, from concept through production to delivery of the finished product.


THE X FILES



Developing Tomorrow's Leaders Today

A decade ago, we established our Leadership Development Program to recruit college graduates to our company, and then give them the technical and business skills to succeed in our industry. Participants receive on-the-job training and experience in print technology, estimating, project planning, purchasing, customer service, accounting and sales. The program is preparing our next generation of sales professionals, managers and company presidents, giving us a significant competitive advantage.

Long-term success depends on the ability to identify and develop future leaders.





Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements of our Company and the notes thereto beginning on page 22.

(In thousands, except per share data)

Year Ended March 31	**2002**	2001	2000	1999	1998
Income Statement Data					
Sales	**$643,948**	$683,396	$624,895	$435,961	$231,282
Cost of sales	**477,147**	494,158	437,345	298,935	157,906
Gross profit	**166,801**	189,238	187,550	137,026	73,376
Selling expenses	**69,091**	70,070	61,267	42,767	22,365
General and administrative expenses	**54,766**	54,595	48,677	33,605	17,628
Special charge [1]	—	6,440	—	—	—
Operating income	**42,944**	58,133	77,606	60,654	33,383
Interest expense, net	**15,144**	20,858	13,476	7,745	3,720
Income before income taxes	**27,800**	37,275	64,130	52,909	29,663
Provision for income taxes	**11,120**	15,164	25,651	20,634	11,273
Net income	**$ 16,680**	$ 22,111	$ 38,479	$ 32,275	$ 18,390
Basic earnings per share	**$1.27**	$1.68	$2.54	$2.35	$1.46
Diluted earnings per share	**$1.25**	$1.68	$2.51	$2.28	$1.40

March 31	**2002**	2001	2000	1999	1998
Balance Sheet Data					
Working capital	**$ 85,036**	$ 79,488	$ 65,301	$ 54,384	$ 27,869
Property and equipment, net	**293,831**	299,871	310,344	230,733	135,892
Total assets	**676,733**	674,667	680,848	494,277	237,645
Long-term debt, net of current portion	**213,860**	246,729	261,407	170,574	73,030
Total shareholders' equity	**306,598**	287,534	272,531	214,454	105,332

[1] Relates to non-recurring costs and impairment charges primarily associated with combining the operations at three small, under-performing locations into nearby facilities and exiting a portion of our business at a fourth location. This special charge reduced net income by $4,117 net of tax and earnings per share by $.31.




WESTERN



The following discussion contains forward-looking information. Readers are cautioned that such information involves known and unknown risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur which limit our ability to maintain or improve our operating results and acquire additional printing businesses. Our expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for our products, the continued availability of raw materials at affordable prices and retention of our key management and operating personnel. In addition, our expectations regarding future acquisitions assume, among other things, our ability to identify new acquisition opportunities and our ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We expressly disclaim any duty to provide updates to these forward-looking statements, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

Overview

Our Company is a leading national provider of commercial printing services with 66 printing facilities in 25 states and is recognized as the largest sheet-fed and half-web commercial printing company in the United States. We are focused on adding value to our operating companies by providing the financial and operational strengths, management support and technological advantages associated with a national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

- *Internal Sales Growth* - In the midst of prevailing difficult industry conditions, we are seeking to use our competitive advantages to expand market share. We continue to pursue additional experienced sales professionals, invest in new equipment and technology, expand our national account program and develop complementary, value-added services.

- *Disciplined Acquisition Program* - We selectively pursue opportunities to acquire well-managed printing businesses at reasonable prices.

- *Cost Savings* - Because of our size and national presence, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

- *Best Practices/Benchmarking* - We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

- *Leadership Development* - Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing operations maintain their own sales, estimating, customer service, prepress, production, postpress and accounting departments. Our corporate headquarters staff provides support to our printing operations in such areas as human resources, purchasing and management information systems. We also maintain centralized treasury, risk management, tax and consolidated financial reporting activities.

The majority of our sales are derived from commercial printing services, which include electronic prepress, printing, finishing, storage and delivery of high quality, custom-designed products. Examples of such products include multicolor product and capability brochures, shareholder communications, catalogs, training manuals, point-of-purchase marketing materials and direct mail pieces. We also serve our customers by providing a variety of complementary services, including fulfillment and mailing services and print-related e-commerce software solutions and electronic media services through CGXmedia.

Most of our sales are generated by individual orders through commissioned sales personnel and, in some cases, pursuant to long-term contracts. We recognize revenue from these orders when we deliver the ordered products. To a large extent, continued engagement of our Company by our customers for successive jobs depends upon the customer's satisfaction with the quality of services we provide. As such it is difficult for us to predict the number, size and profitability of printing jobs that we expect to produce for more than a few weeks in advance.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services. Paper cost is the most significant component of our materials cost; however, paper pricing generally does not impact our operating margins because any changes in paper pricing are generally passed on by our printing businesses. Additionally, our cost of sales includes maintenance, repair, rental and insurance costs associated with operating our facilities and equipment, along with depreciation charges.

Our selling expenses generally include the salary and commissions paid to our sales professionals or third-party sales agents, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff. These expenses also include office rent and utilities, communications expenses, professional fees and amortization of goodwill.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

Year Ended March 31	**2002**	2001	2000	**2002**	2001	2000
		(in millions)			(as a percentage of sales)	
Sales	**$643.9**	$683.4	$624.9	**100.0%**	100.0%	100.0%
Cost of sales	**477.1**	494.2	437.3	**74.1**	72.3	70.0
Gross profit	**166.8**	189.2	187.6	**25.9**	27.7	30.0
Selling expenses	**69.1**	70.1	61.3	**10.7**	10.3	9.8
General and administrative expenses	**54.8**	54.6	48.7	**8.5**	8.0	7.8
Special charge	**—**	6.4	—	**—**	0.9	—
Operating income	**42.9**	58.1	77.6	**6.7**	8.5	12.4
Interest expense, net	**15.1**	20.9	13.5	**2.4**	3.1	2.1
Income before income taxes	**27.8**	37.2	64.1	**4.3**	5.4	10.3
Provision for income taxes	**11.1**	15.1	25.6	**1.7**	2.2	4.1
Net income	**$16.7**	$22.1	$38.5	**2.6%**	3.2%	6.2%

Our sales and expenses during the periods shown were impacted by the acquisition of three printing businesses in 2002 and 13 printing businesses in 2000. Because each acquisition was accounted for using the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. In each applicable fiscal year, acquisitions affected our financial results, when compared to the prior year, for the portion of the year following their respective dates of acquisition. Similarly, acquisitions in 2000 affected our comparative financial results in 2001 and 2002 because the acquired businesses were under ownership for the full year.

Fiscal 2002 Compared With Fiscal 2001

Sales decreased 6% to $643.9 million in 2002 from $683.4 million in 2001. This decrease primarily reflects reduced print demand and competitive price pressures resulting from prevailing economic conditions in the United States. In particular, the commercial printing industry has been directly impacted by a reduction in advertising spending as a result of the economic weakness. Management's decision to exit a portion of our business at one operation and combine three small, under-performing operations into nearby facilities during the quarter ended March 31, 2001, also contributed to the decrease. The impact of the three printing businesses acquired late in fiscal 2002 partially offset the decrease discussed above.

Gross profit decreased 12% to $166.8 million in 2002 from $189.2 million in 2001. Gross profit as a percentage of sales decreased to 25.9% in 2002 from 27.7% in 2001. While our fixed overhead costs necessary to operate our facilities and equipment remained relatively constant, competitive pricing pressures resulting from the prevailing economic conditions discussed above caused this percentage decrease.

Selling expenses decreased 1% to $69.1 million in 2002 from $70.1 million in 2001. Selling expenses as a percentage of sales increased to 10.7% in 2002 from 10.3% in 2001. This percentage increase is due to costs associated with marketing efforts related to our national accounts program and other complementary services, particularly those available through CGXmedia, and our extensive recruiting efforts to hire additional experienced sales professionals.

General and administrative expenses remained constant at $54.8 million in 2002 as compared to $54.6 million in 2001. As a percentage of sales, general and administrative expenses increased to 8.5% in 2002 from 8.0% in 2001. While our fixed administrative cost structure necessary to maintain our current level of operations remained constant, the impact of the sales decline noted above resulted in this percentage increase.

Net interest expense decreased to $15.1 million in 2002 from $20.9 million in 2001, primarily due to lower borrowings outstanding and lower interest rates paid under our bank credit facilities.

We provided for income taxes of $11.1 million in 2002, as compared to $15.1 million in 2001, primarily due to the reduction in taxable earnings for 2002 related to our operating activities. Our effective tax rate was 40.0% in 2002 as compared to 40.7% in 2001.

Fiscal 2001 Compared With Fiscal 2000

Sales increased 9% to $683.4 million in 2001 from $624.9 million in 2000. Sales grew 6% as a result of the incremental revenue contribution of the 13 businesses acquired in fiscal 2000 (the "2000 Acquired Businesses"). The remaining increase was due to internal growth generated by our focused efforts to build market share, add to our national account base and pursue our electronic media initiatives.

Gross profit increased 1% to $189.2 million in 2001 from $187.6 million in 2000. Gross profit as a percentage of sales decreased to 27.7% in 2001 from 30.0% in 2000. This percentage decrease resulted from a general economic slowdown, particularly during the third and fourth quarters, which reduced print demand, forcing our businesses to aggressively pursue sales volume and protect market share, coupled with higher depreciation expense attributable to capital expenditures.

Selling expenses increased 14% to $70.1 million in 2001 from $61.3 million in 2000, primarily due to the increased sales levels noted above. Selling expenses as a percentage of sales increased to 10.3% in 2001 from 9.8% in 2000. This percentage increase is due to higher marketing and training costs attributable to our pursuit of national accounts and costs to develop and market our electronic media products and services.

General and administrative expenses increased 12% to $54.6 million in 2001 from $48.7 million in 2000. This increase is due primarily to the addition of the 2000 Acquired Businesses. General and administrative expenses as a percentage of sales increased to 8.0% in 2001 from 7.8% in 2000, due to a proportionally higher level of administrative expenses, including amortization of goodwill, incurred as a result of the 2000 Acquired Businesses, as well as an increase in our corporate infrastructure to better manage our operations.

The special charge of $6.4 million recorded during the fourth quarter of 2001 is due to direct and incremental costs primarily associated with combining the operations at three small, under-performing locations into nearby facilities and exiting a portion of our business at a fourth location. We incurred $3.1 million in facility exit and other direct costs related to the combined operations, with the remaining $3.3 million related to the impairment of asset values.

Interest expense increased to $20.9 million in 2001 from $13.5 million in 2000, primarily due to a net average increase in borrowings and higher interest rates paid under our bank credit facilities, together with the addition of term equipment notes related to the purchase of printing equipment.

We provided for income taxes of $15.1 million in 2001, as compared to $25.6 million in 2000, primarily due to the reduction in taxable earnings for 2001 related to our operating activities and the special charge noted above. Effective income tax rates increased to 40.7% in 2001 as compared to 40.0% in 2000 due to the effect of nondeductible goodwill that was impaired during 2001 in connection with the special charge.

Liquidity and Capital Resources

Sources and Uses of Cash

Our Company's historical sources of cash have primarily been cash provided by operations or borrowings under our bank credit facilities. Our Company's historical uses of cash have been for capital expenditures, acquisitions of printing businesses and payment of principal and interest on outstanding debt obligations. Cash provided by operations is defined as net income plus depreciation and amortization, deferred income tax provision, noncash portion of special charge and changes in working capital.

Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and notes thereto included on page 25.

Year Ended March 31	**2002**	2001	2000
(In millions)			
Net cash provided by operations	**$69.8**	$68.1	$68.3
Acquisitions of businesses	**(14.6)**	(4.8)	(70.0)
Other capital expenditures	**(16.3)**	(26.4)	(25.2)
Net borrowings (repayments) under bank credit facilities	**(33.9)**	(25.2)	59.9
Payments on term equipment notes and other debt	**(8.8)**	(7.4)	(4.5)

Additionally, our cash position, working capital and short-term and long-term debt obligations as of March 31, 2002, 2001 and 2000 are shown below and should be read in conjunction with our consolidated balance sheets and notes thereto included on page 22.

As of March 31	**2002**	2001	2000
(In millions)			
Cash and cash equivalents	**$9.0**	$8.7	$8.2
Working capital	**85.0**	79.5	65.3
Total debt obligations	**233.7**	265.4	266.5

We believe that our cash flow from operations will be adequate to cover our fiscal 2003 working capital needs, debt service requirements and planned capital expenditures. However, we may elect to supplement our capital expenditure requirements through borrowings under our bank credit facilities or the issuance of additional term notes.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional businesses on terms acceptable to us.

We expect to fund future acquisitions through cash flow from operations, additional borrowings or the issuance of our common stock. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment.

Debt Obligations

We entered into a five-year $225.0 million senior secured credit facility (the "Bank Credit Facility") with eleven banks in December 2000. The Bank Credit Facility is composed of a $50.0 million five-year term loan (the "Term Loan"), of which $35.0 million was outstanding at March 31, 2002, and a $175.0 million five-year revolving credit line (the "Revolving Line"), of which $111.0 million was outstanding at March 31, 2002. The Term Loan requires quarterly payments of $2.5 million each through September 30, 2005.

Borrowings outstanding under the Bank Credit Facility are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Bank Credit Facility accrue interest, at our option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to 1.00%. We are also required to pay a commitment fee on available but unused amounts ranging from .275% to .375% annually. The interest rate margin and the commitment fee are based upon our ratio of Funded Debt to Pro Forma Consolidated EBITDA, as defined, redetermined quarterly. On March 31, 2002, borrowings outstanding under the Term Loan and the Revolving Line accrued interest at a weighted average rate of 4.26%.

The proceeds of the Bank Credit Facility can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Our Company is subject to certain covenants and restrictions and we must meet certain financial tests as defined in the Bank Credit Facility. We were in compliance with these covenants and financial tests at March 31, 2002.

In addition, we entered into an auxiliary revolving credit facility (the "Auxiliary Bank Facility") with a commercial bank expiring in February 2003. This Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. At March 31, 2002, borrowings outstanding under the Auxiliary Facility totaled $3.3 million and accrued interest at a rate of 3.87%.

We have agreements with two printing equipment manufacturers, pursuant to which we receive certain volume purchase incentives and long-term financing options with respect to our purchases of printing presses and other equipment. Under these agreements, we were obligated on term notes totaling $68.8 million and subject to a weighted average interest rate of 7.76% as of March 31, 2002. The agreements provide for fixed monthly payments over periods of either five or ten years and are secured by the purchased equipment. We have additional term equipment notes totaling $4.9 million, which primarily consist of various secured debt obligations we assumed in connection with certain prior year acquisitions. We are not subject to any significant financial covenants in connection with these term equipment notes; however, the Bank Credit Facility places certain limitations on the amount of additional term note obligations we may incur in the future.

Our other debt obligations consist of a promissory note totaling $5.1 million, industrial revenue bonds totaling $4.9 million and various other debt obligations totaling $.7 million. We do not have any significant financial covenants or restrictions associated with these debt obligations.

The principal payment requirements by fiscal year under our debt obligations are as follows (in millions): 2003 — $19.9; 2004 — $20.3; 2005 — $21.5; 2006 — $129.8; 2007 — $11.1; thereafter — $31.1.

Other Commitments

We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Our future contractual obligations by fiscal year are as follows (in millions): 2003 — $11.2; 2004 — $8.8; 2005 — $6.7; 2006 — $4.8; 2007 — $3.5; thereafter — $6.4; Total — $41.4.

In connection with our assumption of obligations under outstanding industrial revenue bonds related to the acquisition of two printing businesses, which are reflected as outstanding debt obligations in our consolidated financial statements, we had two letters of credit outstanding for a combined total of $5.5 million as of March 31, 2002. These letters of credit were issued pursuant to the terms of our Bank Credit Facility, which expires in December 2005, and we may be required to obtain replacement letters of credit at that time.

We have entered into earnout agreements in connection with certain prior year acquisitions. If the acquired printing businesses generate operating profits in excess of pre-determined targets, we may be obligated to issue additional shares of our common stock or make additional cash payments. As of March 31, 2002, we were contingently obligated through fiscal 2005 to issue up to 58,291 shares of our common stock and make additional cash payments of up to $10.9 million for all periods in the aggregate. Based on current operating levels, we expect that the issuance of shares and actual payments pursuant to these obligations will be substantially less than the maximum amounts indicated.

Factors Which May Affect Future Results

Our future operating results may be impacted by a number of factors, including general economic conditions and competitive factors in our industry, seasonal and cyclical variations in commercial printing demand, reasonable growth in the demand for our products and retention of key management and operating personnel. The magnitude and timing of any future acquisitions, as well as our ability to absorb and manage such businesses, will also impact our future results. Because of these and other factors, there can be no assurance that we will not experience material fluctuations in our future operating results or cash flows on a quarterly or annual basis.

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors - significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

We maintain an allowance for doubtful accounts as deemed necessary based upon expected collectibility of accounts receivable. We exercise judgment in determining the valuation and useful lives of our long-lived assets, primarily property and equipment. We also determine the realization of long-lived assets, including goodwill (pending adoption of SFAS No. 142), by assessing the future cash flows and income from such assets on an undiscounted basis, as well as other factors such as business trends and general economic conditions. We are self-insured for the majority of our workers' compensation costs and group health insurance costs, and we rely on claims experience and the advice of our administrators and consulting actuaries in determining an adequate liability for self-insurance claims. Finally, we utilize certain estimates and assumptions in our determination and allocation of the purchase price for acquisitions and in determining accruals for current and deferred income taxes.

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, were issued in July 2001. SFAS No. 141 requires that all acquisitions completed after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 requires that companies discontinue amortizing goodwill and perform annual impairment tests to determine if the remaining balance of goodwill or other intangible assets should be reduced to their estimated fair values. SFAS No. 141 also requires companies to separately report more specifically identifiable intangible assets and SFAS No. 142 requires the amortization of such intangible assets over their useful life, if determinable.

SFAS No. 141 was effective immediately upon its issuance and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 142 during our fiscal 2003 first quarter, which ends June 30, 2002. We will show any impairment loss recognized in accordance with SFAS No. 142 as the cumulative effect of a change in accounting principle in our consolidated income statement. At March 31, 2002, the Company's net goodwill was $199.3 million and pre-tax amortization expense for the year ended March 31, 2002, totaled $5.4 million under the prior accounting standards. We are currently reviewing the impact of SFAS No. 142 on our financial position and results of operation. On the basis of our preliminary review and currently available information, we believe that we will record a non-cash, after-tax goodwill impairment charge, reflected as the cumulative effect of a change in accounting principle, of up to $75.0 million during our fiscal 2003 first quarter. We have obtained an amendment to our Bank Credit Facility, which specifically provides that this impairment charge will have no impact on our compliance with the financial covenants of that facility.

SFAS No. 143, *Accounting for Asset Retirement Obligations* and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* were issued in August 2001. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized in the period in which the obligation arises if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS Nos. 143 and 144 will have a material impact on its financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not hold or utilize derivative financial instruments which could expose our Company to significant market risk. However, we are exposed to market risk for changes in interest rates related primarily to our debt obligations. Our debt obligations as of March 31, 2002, include borrowings under our bank credit facilities totaling $149.3 million, various term equipment notes totaling $73.7 million and other debt obligations totaling $10.7 million.

The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2002:

($ in millions)

	2003	2004	2005	2006	2007	Thereafter	Total	Estimated Fair Value At March 31, 2002
Fixed Rate Debt:								
Amount	$ 8.5	$ 8.9	$10.0	$ 9.1	$9.6	$28.1	$ 74.2	$ 75.0
Average interest rate	7.82%	7.79%	7.86%	7.72%	7.77%	7.72%	7.76%	
Variable Rate Debt:								
Amount	$11.4	$11.4	$11.5	$120.7	$1.5	$ 3.0	$159.5	$159.5
Average interest rate	4.09%	4.08%	4.08%	4.28%	3.64%	3.26%	4.21%	

Consolidated Balance Sheets

(In thousands, except share and per share data)

March 31	**2002**	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 8,955**	$ 8,667
Accounts receivable, net	**121,981**	116,095
Inventories	**32,771**	31,536
Prepaid expenses	**6,114**	4,605
Deferred income tax assets	**5,153**	4,023
Total current assets	**174,974**	164,926
Property and equipment, net	**293,831**	299,871
Goodwill, net	**199,331**	203,030
Other assets	**8,597**	6,840
	$676,733	$674,667
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	**$ 19,877**	$ 18,711
Accounts payable	**32,068**	33,865
Accrued liabilities	**37,382**	32,609
Income taxes payable	**611**	253
Total current liabilities	**89,938**	85,438
Long-term debt, net of current portion	**213,860**	246,729
Deferred income tax liabilities	**66,337**	54,966
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 13,205,863 and 13,018,795 issued and outstanding	**132**	130
Additional paid-in capital	**157,581**	155,199
Retained earnings	**148,885**	132,205
Total shareholders' equity	**306,598**	287,534
	$676,733	$674,667

See accompanying notes to consolidated financial statements.


9-11
TERROR IN AMERICA
DAVID M. BRESNAHAN


Wake Forest University
2001 Financial Report


2001
ANNUAL
REPORT
EASTERN
STATES
EXPOSITION

Consolidated Income Statements

(In thousands, except per share data)

Year Ended March 31	**2002**	2001	2000
Sales	**$643,948**	$683,396	$624,895
Cost of sales	**477,147**	494,158	437,345
Gross profit	**166,801**	189,238	187,550
Selling expenses	**69,091**	70,070	61,267
General and administrative expenses	**54,766**	54,595	48,677
Special charge	**—**	6,440	—
Operating income	**42,944**	58,133	77,606
Interest expense	**15,229**	21,005	13,584
Interest income	**(85)**	(147)	(108)
Income before income taxes	**27,800**	37,275	64,130
Provision for income taxes	**11,120**	15,164	25,651
Net income	**$ 16,680**	$ 22,111	$ 38,479
Basic earnings per share	**$1.27**	$1.68	$2.54
Diluted earnings per share	**$1.25**	$1.68	$2.51
Shares used to compute earnings per share:			
Basic	**13,107**	13,142	15,155
Diluted	**13,380**	13,186	15,336

See accompanying notes to consolidated financial statements.


Mercy
IN MOTION
U.S. Air Force - A Prayer Force for Mercy!


62nd Pikes Peak or Bust Rodeo
"Raising the Roof" by Connie Johnson
August 7-11, 2002


A MATTER of HONOR

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
March 31, 1999	14,649	$146	$ 136,488	$ 77,820	$ 214,454
Common stock issuance - acquisitions	1,046	11	48,839	—	48,850
Exercise of stock options	83	1	1,118	—	1,119
Retirement of common stock	(2,070)	(21)	(24,461)	(5,889)	(30,371)
Net income	—	—	—	38,479	38,479
March 31, 2000	13,708	137	161,984	110,410	272,531
Exercise of stock options	40	—	246	—	246
Retirement of common stock	(730)	(7)	(7,031)	(316)	(7,354)
Net income	—	—	—	22,111	22,111
March 31, 2001	13,018	130	155,199	132,205	287,534
Exercise of stock options	**188**	**2**	**2,382**	**—**	**2,384**
Net income	**—**	**—**	**—**	**16,680**	**16,680**
March 31, 2002	**13,206**	**$132**	**$157,581**	**$148,885**	**$306,598**

See accompanying notes to consolidated financial statements.




2002
HONORING OUR HEROES


SPIRIT

Consolidated Statements of Cash Flows

(In thousands)

Year Ended March 31	2002	2001	2000
Operating Activities:			
Net income	**$16,680**	$22,111	$38,479
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**41,312**	38,783	32,881
Deferred income tax provision	**10,241**	7,334	15,135
Noncash portion of special charge	**—**	4,615	—
Changes in assets and liabilities, net of effects of acquisitions			
Accounts receivable	**2,947**	(1,048)	(6,070)
Inventories	**1,485**	826	(1,633)
Prepaid expenses	**(1,554)**	213	(561)
Other assets	**(1,806)**	45	512
Accounts payable and accrued liabilities	**(275)**	(1,420)	(11,351)
Income taxes payable	**726**	(3,341)	927
Net cash provided by operating activities	**69,756**	68,118	68,319
Investing Activities:			
Acquisitions of businesses, net of cash acquired	**(14,645)**	(4,782)	(70,005)
Purchases of property and equipment	**(16,270)**	(26,434)	(25,172)
Proceeds from asset dispositions	**2,118**	3,279	2,597
Net cash used in investing activities	**(28,797)**	(27,937)	(92,580)
Financing Activities:			
Proceeds from bank credit facilities	**29,822**	359,200	678,800
Payments on bank credit facilities	**(63,719)**	(384,359)	(618,860)
Payments on long-term debt	**(8,790)**	(7,431)	(4,506)
Payments to repurchase common stock	**—**	(7,354)	(30,371)
Proceeds from exercise of stock options and other	**2,016**	233	857
Net cash (used in) provided by financing activities	**(40,671)**	(39,711)	25,920
Net increase in cash and cash equivalents	**288**	470	1,659
Cash and cash equivalents at beginning of year	**8,667**	8,197	6,538
Cash and cash equivalents at end of year	**$ 8,955**	$ 8,667	$ 8,197

See accompanying notes to consolidated financial statements.


THE QUINTESSENTIAL QUILT


AMERICA


NEWS AND EVENTS

Notes to Consolidated Financial Statements

(In thousands, except share and per share data and percentages)

1. Business

Consolidated Graphics, Inc. (collectively with its subsidiaries referred to as "the Company") is the largest sheet-fed and half-web commercial printing company in the United States with 66 printing facilities in 25 states. The Company is focused on adding value to its operating companies by providing the financial and operational strengths, management support and technological advantages associated with a national organization.

The majority of the Company's sales are derived from commercial printing services, which include electronic prepress, printing, finishing, storage and delivery of high quality, custom-designed products. Examples of such products include multicolor product and capability brochures, shareholder communications, catalogs, training manuals, point-of-purchase marketing materials and direct mail pieces. The Company also provides a variety of complementary services, including fulfillment and mailing services and print-related e-commerce software solutions and electronic media services that are developed and marketed using the CGXmedia brand.

2. Significant Accounting Policies and Other Information

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to accounting principles generally accepted in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Under Statement of Financial Accounting Standards ("SFAS") No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* the Company's operations constitute one reportable operating segment.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates. The most significant estimates used in the Company's consolidated financial statements relate to the allowance for doubtful accounts, useful lives and realization of long-lived assets, determination and allocation of the purchase price for acquisitions, accruals for self-insurance claims, and accruals for current and deferred income taxes and other liabilities.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable — The Company recognizes revenue upon delivery of each job. Losses, if any, on jobs are recognized at the earliest date such amount is determinable. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 10% of the Company's revenues during the years ended March 31, 2002, 2001 and 2000. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $1,847 and $2,698 at March 31, 2002 and 2001.

Inventories — Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. The carrying values of inventories are set forth below:

March 31,	**2002**	2001
Raw materials	**$11,076**	$11,314
Work in progress	**18,543**	18,128
Finished goods	**3,152**	2,094
	$32,771	$31,536

Goodwill - Goodwill represents the excess of cost over the fair value of identifiable assets of businesses acquired. Goodwill is stated at cost, net of accumulated amortization, and is being amortized over 40 years using the straight-line method. At March 31, 2002 and 2001, accumulated amortization of goodwill was $17,232 and $11,859. See also *"Recent Accounting Pronouncements"* below.

Impairment of Long-Lived Assets — In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* the Company periodically evaluates whether the remaining balances of property and equipment, goodwill or other long-lived assets are recoverable by assessing current and future levels of income and cash flows on an undiscounted basis, as well as other factors, such as business trends and general market conditions. The Company recorded an impairment loss totaling $3,346 related to the consolidation of three facilities and exiting a portion of its business at a fourth location during fiscal 2001. See also Significant Accounting Policies and Other Information - *"Special Charge"* below.

Recent Accounting Pronouncements — SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* were issued in July 2001. SFAS No. 141 requires that all acquisitions completed after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 requires that companies discontinue amortizing goodwill and perform annual impairment tests to determine if the remaining balance of goodwill or other intangible assets should be reduced to their estimated fair values. SFAS No. 141 also requires companies to separately report more specifically identifiable intangible assets and SFAS No. 142 requires the amortization of such intangible assets over their useful life, if determinable.

SFAS No. 141 was effective immediately upon its issuance and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 142 during our fiscal 2003 first quarter, which ends June 30, 2002. We will show any impairment loss recognized in accordance with SFAS No. 142 as the cumulative effect of a change in accounting principle in our consolidated income statement. At March 31, 2002, the Company's net goodwill was $199,331 and pre-tax amortization expense for the year ended March 31, 2002, totaled $5,373 under the prior accounting standards. We are currently reviewing the impact of SFAS No. 142 on our financial position and results of operation. On the basis of our preliminary review and currently available information, we believe that we will record a non-cash, after-tax goodwill impairment charge, reflected as the cumulative effect of a change in accounting principle, of up to $75,000 (unaudited) during our fiscal 2003 first quarter. We have obtained an amendment to our Bank Credit Facility, which specifically provides that this impairment charge will have no impact on our compliance with the financial covenants of that facility.

SFAS No. 143, *Accounting for Asset Retirement Obligations* and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* were issued in August 2001. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized in the period in which the obligation arises if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS Nos. 143 and 144 will have a material impact on its financial position or results of operations.

Other Information

Supplemental Cash Flow Information — The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Significant non-cash transactions primarily include the issuance of common stock, the assumption of debt related to the acquisition of certain printing businesses (see Note 3. Acquisitions) and the issuance of term equipment notes payable related to the purchase of printing equipment (see Note 5. Long-Term Debt). The Company issued term equipment notes payable to purchase printing equipment totaling $5,855, $31,540 and $26,907 during the years ended March 31, 2002, 2001 and 2000.

The following is a summary of the total cash paid for interest and income taxes (net of refunds):

Year Ended March 31	**2002**	2001	2000
Cash Paid For:			
Interest	**$14,767**	$22,164	$12,846
Income taxes	**64**	11,121	9,850

Accrued Liabilities — The significant components of accrued liabilities are as follows:

March 31	**2002**	2001
Compensation and benefits	**$18,934**	$13,996
Sales and property taxes payable	**2,743**	2,915
Accrued purchases	**3,998**	2,955
Other	**11,707**	12,743
	$37,382	$32,609

Earnings Per Share — Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares outstanding and include the effect of dilutive stock options outstanding.

Related Party Transactions — In the normal course of business, the Company leases, under terms it believes are comparable to market rates, certain real estate from individuals who formerly owned an acquired business and are now employed by the Company.

Special Charge — The Company recorded a one-time special charge of $6,440 ($4,117 after tax) during the fourth quarter of fiscal 2001 related to direct and incremental costs primarily associated with combining the operations at three small, under-performing locations into nearby facilities and exiting a portion of its business at a fourth location. The components of the special charge are impairment of property and equipment values totaling $2,272, impairment of goodwill totaling $1,074, facility exit costs totaling $1,504 and other direct costs totaling $1,590.

Impairment losses were calculated based on the excess of the recorded value of property and equipment over each asset's respective fair value using recent comparable market data. Other direct costs included primarily payroll-related expenses, incremental costs necessary to maintain buildings and equipment after the shutdown of each facility, costs incurred for work-in-process unable to be completed and billed due to the closings, and professional service fees. Additionally, costs totaling $235 and $1,048 related to items incurred but not yet paid were reflected in accrued liabilities as of March 31, 2002 and 2001.

Fair Value of Financial Instruments — The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $159,552 and $188,852 at March 31, 2002 and 2001, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $74,185 at March 31, 2002 was $74,998. The Company estimates that the fair value of its fixed rate debt obligations totaling $76,588 at March 31, 2001 was $76,043. Estimates of fair value are based on interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash deposits and trade accounts receivable. The Company's cash deposits are held in large, national financial institutions. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for the extension of credit.

3. Acquisitions

All acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair market value. The allocation of purchase price in connection with certain acquisitions in fiscal 2002 may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations, other than contingent transaction consideration, is obtained, provided that such information is received no later than one year after the date of acquisition. The Company does not expect that such additional information will result in a material adjustment to the preliminary purchase price allocations. Contingent transaction consideration is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

During fiscal 2002, the Company acquired the assets of three printing businesses - American Lithographers - Hayward and Sacramento, California; Carqueville Graphics - Chicago, Illinois; and Regent Printing and Imaging - Tulsa, Oklahoma. To complete these acquisitions, in the aggregate, the Company paid cash totaling $11,231 and issued debt totaling $5,129. The allocation of the purchase price of the businesses acquired in fiscal 2002 included current assets of $11,704 and property and equipment of $9,990, less current liabilities of $5,334.

During fiscal 2000, the Company acquired 13 printing businesses. To complete these acquisitions, in the aggregate, the Company paid cash of $42,044, issued 1,032,407 shares of its common stock and discharged debt and paid other liabilities of the acquired businesses totaling $24,477. Additionally, debt of the acquired businesses totaling $10,706 remained outstanding following the acquisitions.

The following table sets forth unaudited pro forma information and assumes that each of the acquisitions in fiscal 2002 occurred at the beginning (April 1) of the fiscal years ended March 31, 2002 and 2001.

Year Ended March 31 (Unaudited)	**2002**	2001
Sales	**$689,040**	$750,396
Net income	**18,180**	25,190
Diluted earnings per share	**1.36**	1.91

The preceding pro forma financial information does not purport to be indicative of the Company's financial position or results of operations that would have occurred had the transactions been completed at the beginning of the period presented, nor does such pro forma information purport to indicate the Company's results of operations at any future date or for any future period. Certain acquisitions involve contingent consideration typically payable only in the event that the financial results of an acquired business improve by an equal amount or more after the acquisition; accordingly, such contingent consideration has been excluded from the preceding pro forma financial information.

Additionally, to satisfy certain liabilities of acquired businesses or pursuant to earnout agreements, the Company paid cash of $3,414, $4,782 and $3,484 during fiscal 2002, 2001 and 2000, respectively, and issued 13,332 shares of its common stock in fiscal 2000.

4. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

March 31	2002	2001	Estimated Life in Years
Land	**$ 7,982**	$ 7,507	—
Buildings and leasehold improvements	**53,720**	53,361	15-40
Printing presses and equipment	**318,377**	297,435	7-20
Computer equipment and software	**22,057**	19,479	2-5
Furniture, fixtures and other	**9,438**	9,555	5-7
	411,574	387,337	
Less — accumulated depreciation	**(117,743)**	(87,466)	
	$293,831	$299,871	

5. Long Term Debt

The following is a summary of the Company's long-term debt as of:

March 31	2002	2001
Bank credit facilities	**$149,281**	$183,178
Term equipment notes	**73,708**	75,665
Other	**10,748**	6,597
	233,737	265,440
Less — current portion	**(19,877)**	(18,711)
	$213,860	$246,729

The Company entered into a five-year $225,000 senior secured credit facility (the "Bank Credit Facility") with eleven banks in December 2000. The Bank Credit Facility is composed of a $50,000 five-year term loan (the "Term Loan"), of which $35,000 was outstanding at March 31, 2002, and a $175,000 five-year revolving credit line (the "Revolving Line"), of which $111,000 was outstanding at March 31, 2002. The Term Loan requires quarterly payments of $2,500 each through September 30, 2005.

Borrowings outstanding under the Bank Credit Facility are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Bank Credit Facility accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to 1.00%. The Company is also required to pay a commitment fee on available but unused amounts ranging from .275% to .375% annually. The interest rate margin and the commitment fee are based upon the Company's ratio of Funded Debt to Pro Forma Consolidated EBITDA, as defined, redetermined quarterly. On March 31, 2002 borrowings outstanding under the Term Loan and the Revolving Line accrued interest at a weighted average rate of 4.26%.

The proceeds of the Bank Credit Facility can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes, and subject to certain restrictions, repurchase its common stock.

The covenants contained in the Agreement, among other things, limit the Company's ability to (i) incur secured and unsecured debt beyond specific amounts or based upon financial ratios, (ii) pledge its assets beyond specific amounts, (iii) merge, consolidate with or acquire other companies where the total consideration paid is above certain levels, (iv) change its primary business, (v) pay cash dividends and (vi) make capital expenditures and dispose of assets beyond certain levels. The Company must also meet certain financial tests relating to its leverage ratio, interest coverage ratio, fixed charge coverage ratio and consolidated net worth.

In addition, the Company entered into an auxiliary revolving credit facility (the "Auxiliary Bank Facility") with a commercial bank expiring in February 2003. This Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. At March 31, 2002, borrowings outstanding under the Auxiliary Bank Facility totaled $3,281 and accrued interest at a rate of 3.87%.

The term equipment notes consist primarily of term notes payable pursuant to printing equipment purchase and financing agreements between the Company and two printing equipment manufacturers. The agreements provide for fixed monthly payments over periods of either five or ten years and are secured by the purchased equipment. At March 31, 2002, outstanding borrowings under these agreements totaled $68,830 and were subject to a weighted average interest rate of 7.76%. The remaining balance of term equipment notes totaling $4,878 primarily consists of various secured debt obligations assumed by the Company in connection with certain prior year acquisitions. The Company is not subject to any significant financial covenants in connection with any of these equipment notes; however, the Bank Credit Facility places certain limitations on the amount of additional term note obligations the Company may incur in the future.

The Company's remaining debt obligations consist of a promissory note totaling $5,129, industrial revenue bonds totaling $4,885 and various other debt obligations totaling $734. The Company does not have any significant financial covenants or restrictions associated with these debt obligations.

The principal payment requirements by fiscal year under the Company's debt obligations are as follows: 2003 — $19,877; 2004 — $20,290; 2005 — $21,463; 2006 — $129,850; 2007 — $11,103; thereafter — $31,154.

6. Income Taxes

The provision for income taxes is comprised of the following:

Year Ended March 31	**2002**	2001	2000
Current	**$ 1,590**	$ 7,830	$10,516
Deferred	**9,530**	7,334	15,135
	$11,120	$15,164	$25,651

The provision for income taxes differs from an amount computed at the statutory rates as follows:

Year Ended March 31	**2002**	2001	2000
Provision at the statutory rate	**$ 9,730**	$13,046	$22,446
State income taxes, net of federal income tax benefit	**363**	583	1,965
Non-deductible expenses:			
Amortization of goodwill	**1,458**	1,205	900
Other	**(431)**	330	340
	$11,120	$15,164	$25,651

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. The components of the net deferred income tax assets and liabilities are as follows:

March 31	**2002**	2001	2000
Deferred income tax liabilities:			
Property and equipment	**$54,234**	$44,683	$36,493
Goodwill and other	**12,103**	10,283	10,687
Total deferred income tax liabilities	**$66,337**	$54,966	$47,180
Deferred income tax assets:			
Accounts receivable and inventory	**$ 1,356**	$ 1,379	$ 1,463
Accruals not currently deductible	**3,797**	2,644	2,108
Total deferred income tax assets	**$ 5,153**	$ 4,023	$ 3,571

7. Commitments and Contingencies

The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $11,252, $10,202 and $9,574 for the years ended March 31, 2002, 2001 and 2000.

The Company's operating lease obligations by fiscal year are as follows:

2003	$11,195
2004	8,773
2005	6,685
2006	4,817
2007	3,450
Thereafter	6,402

In connection with our assumption of obligations under outstanding industrial revenue bonds related to the acquisition of two printing businesses, which are reflected as debt in the accompanying consolidated financial statements, the Company had two letters of credit outstanding for a combined total of $5,488 as of March 31, 2002. These letters of credit were issued pursuant to the terms of our Bank Credit Facility, which expires in 2005, and we may be required to obtain replacement letters of credit at that time.

The Company has entered into earnout agreements in connection with certain prior year acquisitions. If the acquired printing businesses generate operating profits in excess of pre-determined targets, the Company may be obligated to issue additional shares of its common stock or make additional cash payments. As of March 31, 2002, the Company was contingently obligated through fiscal 2005 to issue up to 58,291 shares of its common stock and make additional cash payments of up to $10,887 for all periods in the aggregate.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes will have a material adverse effect upon the Company's financial position or results of operations.

8. Stock Options

Employees of the Company and certain nonemployee members of the Company's Board of Directors have been or may be granted rights to purchase shares of the Company's common stock pursuant to the Consolidated Graphics, Inc. Long-Term Incentive Plan (the "Plan"). Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Options granted under the Plan are at a price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options expire upon termination of employment and vested options expire six months after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period not in excess of five years. At March 31, 2002, a total of 2,404,895 shares were reserved for issuance pursuant to the Plan, of which 444,094 shares were reserved for options which had not been granted.

The Company accounts for the Plan under the provisions and related interpretations of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." No compensation expense or liability is recognized for such options in the accompanying consolidated financial statements since all options were granted at the fair market value of the stock at the date of grant.

The following table sets forth option transactions under the Plan:

Year Ended March 31	**2002**		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at April 1	**2,160,386**	**$ 25.83**	1,236,660	$ 38.36	1,363,927	$ 40.54
Granted	**461,112**	**19.19**	1,116,069	11.18	205,641	24.32
Exercised	**(217,087)**	**12.12**	(55,250)	7.62	(83,766)	10.40
Forfeited or expired	**(443,610)**	**29.61**	(137,093)	27.15	(249,142)	47.58
Outstanding at March 31	**1,960,801**	**25.02**	2,160,386	25.83	1,236,660	38.36
Exercisable at March 31	**382,132**	**$ 31.50**	398,289	$ 29.50	323,891	$ 23.53

Had the Company used the fair-value-based method of accounting for the Plan prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and charged compensation expense against income over the vesting period based on the fair value of options at the date of grant, net income and earnings per share would have been reduced to the following pro forma amounts:

Year Ended March 31	**2002**		2001		2000	
	As Reported	**Pro Forma**	As Reported	Pro Forma	As Reported	Pro Forma
Net income	**$16,680**	**$14,454**	$22,111	$19,328	$38,479	$35,847
Basic earnings per share	**1.27**	**1.06**	1.68	1.49	2.54	2.23
Diluted earnings per share	**1.25**	**1.04**	1.68	1.48	2.51	2.21

The pro forma compensation expense may not be representative of future amounts because options vest over several years and additional options may be granted in future years.

The weighted-average grant date fair value of options granted during fiscal 2002, 2001 and 2000 was $10.96, $7.50 and $15.96. The weighted-average grant date fair value of options was determined by utilizing the Black-Scholes option-pricing model with the following key assumptions:

	2002	2001	2000
Dividend yield	**—**	—	—
Expected volatility	**41.3%**	60.4%	74.9%
Average risk-free interest rate	**5.0%**	5.8%	6.3%
Average expected life	**9.0 yrs.**	7.6 yrs.	5.0 yrs.

The Black-Scholes model used by the Company to calculate the fair value of options granted, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from the provisions associated with the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management does not believe this model provides a reliable single measure of the fair value of the Company's stock option awards.

9. Unaudited Quarterly Financial Data

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2002 and 2001. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter [1]
Fiscal 2002				
Sales	**$164,435**	**$160,157**	**$153,750**	**$165,606**
Gross profit	**43,832**	**41,878**	**39,375**	**41,716**
Net income	**5,080**	**4,300**	**3,574**	**3,726**
Basic earnings per share	**.39**	**.33**	**.27**	**.28**
Diluted earnings per share	**.38**	**.32**	**.27**	**.28**
Fiscal 2001				
Sales	$ 173,486	$ 172,503	$ 171,211	$ 166,196
Gross profit	49,428	49,259	45,617	44,934
Net income	8,036	7,914	5,496	665
Basic earnings per share	.59	.61	.42	.05
Diluted earnings per share	.59	.61	.42	.05

[1] Reflects a special charge of $4,117 net of tax or $.31 per share in fiscal 2001. (See Note 2. Significant Accounting Policies and Other Information - *Special Charge*).

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.




RHODES


THE
American Palette
TWO HUNDRED YEARS
OF AMERICAN PAINTING

To the Shareholders of Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. (a Texas corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 17, 2002

Headquarters

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 787-0977

Transfer Agent & Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

Annual Shareholders' Meeting

The Annual Meeting of Shareholders will be held at
the Inter-Continental Houston
2222 W. Loop South, Houston, Texas, 77027
Wednesday, July 24, at 5:00 p.m.

Form 10-K Availability

The Company's Annual Report on Form 10-K for the year ended March 31, 2002 may be obtained without charge by writing to Investor Relations at the Company's headquarters or via the Company's Web site at *www.consolidatedgraphics.com.*

Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "CGX". As of April 30, 2002, there were 148 shareholders of record representing more than 5,000 beneficial owners. The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

Fiscal 2002	**High**	**Low**
1st Quarter	17.32	11.25
2nd Quarter	22.10	13.95
3rd Quarter	19.55	15.72
4th Quarter	20.80	18.20

Fiscal 2001	**High**	**Low**
1st Quarter	13.38	8.50
2nd Quarter	15.44	8.69
3rd Quarter	12.13	9.50
4th Quarter	16.50	11.40

We presently intend to retain all of our earnings to finance the continuing development of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, debt covenants, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our bank credit agreements include restrictions that limit our ability to pay dividends above certain levels.

The only equity compensation plan we have is the Consolidated Graphics, Inc. Long-Term Incentive Plan (the "Plan"), which has been approved by our shareholders. Under this Plan, employees of our Company and certain nonemployee members of our Board of Directors have been, or may be, granted options to purchase shares of our common stock at a price not less than the market price of the stock at the date of grant. As of April 30, 2002, there were 1,946,734 options outstanding under the Plan at an average exercise price of $24.92. Further, a total of 454,366 shares of our common stock were reserved for issuance of options which had not been granted.

Company Directory

DIRECTORS

Joe R. Davis
Chairman and Chief Executive Officer

Larry J. Alexander
Retired, Senior Vice President,
SBC, Inc.

Brady F. Carruth
President, Gulf Coast Capital Corporation

Clarence C. Comer
Retired, Chief Executive Officer and President,
Southdown, Inc.

Gary L. Forbes
Vice President, Equus Capital
Management Corporation

James H. Limmer
Partner, Tekell, Book, Matthews & Limmer, L.L.P.

Hugh N. West, M.D.
Private Investor

OFFICERS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Joe R. Davis

EXECUTIVE VICE PRESIDENTS
Michael B. Barton
Chief Administrative Officer
G. Christopher Colville
Chief Financial Officer

GROUP VICE PRESIDENTS - OPERATIONS
Wayne S. Lynn
Dennis L. Rampe
Thomas W. Simunek

PRESIDENT - CGXMEDIA
Darrell M. Whitley

VICE PRESIDENTS
George H. Abboud
Operations
Lynn M. Brewton
National Accounts
James C. Cage
Information Technology
Alan G. Millis
Controller
Jim P. Pessagno
Risk Management, Safety & Environmental
Cody W. Smith
Mergers & Acquisitions
Robert T. Woods
Tax

Forward-Looking Information – Safe Harbor Provisions

This Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such information involves known and unknown risks and uncertainties including those created by general market conditions, competition and the possibility that events may occur which limit the Company's ability to maintain or improve its operating results and acquire additional printing businesses. The Company's expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel. In addition, the Company's expectations regarding future acquisitions assume, among other things, the Company's ability to identify new acquisition opportunities and its ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For a discussion identifying other important factors that could cause actual results to vary materially from those anticipated in the forward-looking information contained herein, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, as well as "Management's Discussion and Analysis" and the Consolidated Financial Statements and notes thereto included herein. The Company expressly disclaims any duty to provide updates to this forward-looking information, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

Printing: Automated Graphic Systems, a Consolidated Graphics® company

ConsolidatedGraphics

5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 787-0977
www.consolidatedgraphics.com
www.cgxmedia.com